Mail Stop 3628

                                                            February 8, 2019

Via E-mail
Denise D. Roberts
President
American Express Receivables Financing Corporation III LLC
4315 South 2700 West, Room 1100
Mail Stop 02-01-46
Salt Lake City, Utah 84184

       Re:    American Express Credit Account Master Trust
              American Express Receivables Financing Corporation III LLC Registration Statement on Form SF-3
              Filed December 20, 2018
              File Nos. 333-228921 and 333-228921-01

Dear Ms. Roberts:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Pool Asset Review--Underwriting and Authorization Process, page 38

   1. We note your disclosure under "The Pooling and Servicing Agreement Generally--
      Additions of Accounts" on page 77 of your form of prospectus that additional accounts may be originated using credit, origination or underwriting criteria different from those applied to the initial accounts. Please revise your disclosure as necessary to describe the nature of the review of assets added to the pool (including during the revolving period)
 Denise D. Roberts
American Express Receivables Financing Corporation III LLC
February 8, 2019
Page 2

       performed by the issuer or sponsor as required by Rule 193 and whether those assets deviate from disclosed underwriting criteria or other criteria. Refer to Items 1111(a)(7),
       (a)(8) and (g)(7) of Regulation AB. We note also that your form of prospectus included in your currently-effective registration statement included bracketed disclosure describing the nature of the review of assets added to the pool.

Asset Representations Review--Other Matters Relating to the Asset
Representations Reviewer,
page 106

    2. We note that your form of prospectus describes the manner, but not the amount, in which the asset representations reviewer is compensated. Please revise your disclosure to include the amounts payable to the asset representations reviewer pursuant to the asset representations review agreement. Refer to Item 1109(b)(4) of Regulation AB.

Item 14. Exhibits.

    3. We note that you have not included your asset representations review agreement in the exhibit list. Please revise.

    4. We note that your exhibit list indicates that confidential information has been omitted from Exhibits 4.5.11 and 4.5.12. It appears that these exhibits have been filed in full without redactions. If true, please delete the notations to Exhibits
4.5.11 and 4.5.12 or
       advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Denise D. Roberts
American Express Receivables Financing Corporation III LLC
February 8, 2019
Page 3

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3313 if you have any questions.


                                                        Sincerely,

                                                        /s/ Rolaine S. Bancroft

                                                        Rolaine S. Bancroft
                                                        Senior Special Counsel
                                                        Office of Structured
Finance


cc:    David A. Kanarek, Esq.
       American Express Company

       Alan M. Knoll, Esq.
       Orrick, Herrington & Sutcliffe LLP